3/11/03 [redacted]

03012244

CM

SECU[illegible] ...[illegible] COMMISSION
Washington, D.C. 20549

RECEIVED
MAR - 4 2003
SEC MAIL PROCESSING SECTION
WASH. D.C. 181

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50923

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CUSOURCE, LLC doing business as Southwest Corporate Investment Services

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7920 Beltline Road, Suite 1100
(No. and Street)

Dallas, (City) Texas (State) 75254 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce M. Fox 972-861-3150
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name – *if individual, state last, first, middle name*)

301 Commerce Street, Suite 1900 (Address) Fort Worth (City) Texas (State) 76102 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 1 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bruce M. Fox, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CDSOURCE, LLC doing business as Southwest Corporate Investment Services, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Bruce M Fox
Signature

Designated Principal
Title

GAYLE B. GIBSON NOTARY PUBLIC STATE OF TEXAS EXPIRES 09-30-2004

Gayle B. Gibson
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CUSOURCE, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002 AND 2001

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
301 Commerce Street
City Center Tower II
Suite 1900
Fort Worth TX 76102-4183
Telephone (817) 810 9998
Facsimile (817) 877 2260
(817) 332 2710

Report of Independent Accountants

The Sole Member of
CUSOURCE, LLC:

In our opinion, the accompanying statements of financial condition and the related statements of operations, changes in member's equity and cash flows present fairly, in all material respects, the financial position of CUSOURCE, LLC (the "Company") at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedule on page 9 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 20, 2003

CUSOURCE, LLC
STATEMENT OF FINANCIAL CONDITION
December 31, 2002 and 2001

	2002	2001
Assets		
Cash and cash equivalents	$ 2,398,553	$ 1,574,994
Accounts receivable	82,982	6,871
Other assets	16,158	13,519
Total assets	$ 2,497,693	$ 1,595,384
Liabilities and Member's Equity		
Accounts payable and accrued liabilities	$ 172,644	$ 45,950
Total liabilities	172,644	45,950
Member contributed capital	500,000	500,000
Retained earnings	1,825,049	1,049,434
Total member's equity	2,325,049	1,549,434
Total liabilities and member's equity	$ 2,497,693	$ 1,595,384

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
STATEMENT OF OPERATIONS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenue:		
Investment advisory fees	$ 1,930,787	$ 1,597,124
Commissions	748,244	446,365
Interest income	9,731	36,440
Total revenue	2,688,762	2,079,929
Expense:		
Compensation and benefits	1,015,045	904,885
Professional and other fees (Note 4)	563,500	504,315
Advertising and promotions	94,874	75,533
Office operations	70,456	72,517
Clearance and safekeeping fees	96,279	86,098
Other	72,993	61,104
Total expense	1,913,147	1,704,452
Net income	$ 775,615	$ 375,477

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Member Contributed Capital	Retained Earnings	Total
Balances at December 31, 2000	$ 500,000	$ 673,957	$ 1,173,957
Net income	-	375,477	375,477
Balances at December 31, 2001	500,000	1,049,434	1,549,434
Net income	-	775,615	775,615
Balances at December 31, 2002	$ 500,000	$ 1,825,049	$ 2,325,049

The accompanying notes are an integral part of these financial statements.

CUSOURCE, LLC
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 775,615	$ 375,477
Adjustments to reconcile net income to net cash provided by operating activities:		
(Increase) decrease in accounts receivable	(76,111)	14,376
(Increase) decrease in other assets	(2,639)	1,628
Increase (decrease) in accounts payable and accrued liabilities	126,694	(26,922)
Net cash provided by operating activities	823,559	364,559
Net increase in cash and cash equivalents	823,559	364,559
Cash and cash equivalents at beginning of year	1,574,994	1,210,435
Cash and cash equivalents at end of year	$ 2,398,553	$ 1,574,994

The accompany notes are an integral part of these financial statements.

1. Organization and Nature of Business

CUSOURCE, LLC (the "Company") was formed on March 5, 1998, as a limited liability company under Texas law. The Company is a wholly-owned subsidiary of Southwest Corporate Federal Credit Union ("SCFCU"). The Company does business under the name "Southwest Corporate Investment Services."

The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC"), with various state regulatory agencies, and is a member of the National Association of Securities Dealers. The Company has an agreement with a clearing broker to clear securities transactions, carry customers' accounts on a fully disclosed basis, and perform certain recordkeeping functions. Accordingly, the Company operates under the exemptive provision of SEC Rule 15c3-3(k)(2)(ii).

The Company is also a registered investment advisor with the SEC.

2. Significant Accounting Policies

Cash and Cash Equivalents
Cash and cash equivalents include cash on deposit and certificates of deposit which mature within 30 days.

Investment Advisory Fees
Investment advisory fees are based upon total funds under advisement and are calculated monthly. Investment advisory revenue is recorded as earned.

Commissions
Commissions and related clearing fees are recorded on a trade-date basis as securities transactions occur.

3. Net Capital Requirements

The Company is required by Rule 15c3-1 of the Securities Exchange Act of 1934 to maintain minimum net capital as defined, which is the greater of $50,000 or 6-2/3% of total aggregate indebtedness ($172,644 at December 31, 2002). Retained earnings may be restricted as to payment of dividends if the ratio of aggregate indebtedness to net capital exceeds 10 to 1, or if net capital is less than 120 percent of the minimum regulatory net capital.

At December 31, 2002, the Company had total net capital, as defined, of $340,686 and a ratio of aggregate indebtedness to net capital of .51 to 1. Total net capital was 681 percent of the minimum regulatory net capital.

4. Related Party Transactions

SCFCU provides all of the employees and a variety of services to the Company through a management agreement. The Company paid management fees to SCFCU of $358,480 and $341,136 during 2002 and 2001, respectively. SCFCU paid commissions to the Company for the sale of SCFCU share certificates of $323,488 and $185,860 during 2002 and 2001, respectively.

4. Related PartyTransactions, continued

Cash and cash equivalents on deposit at SCFCU at December 31, 2002 and 2001 were $2,092,617 and $1,270,844, respectively.

Accounts receivable at December 31, 2002 included receivables from SCFCU of $27,025. Accounts payable at December 31, 2001 included payables to SCFCU of $7,768. Net payments were made throughout 2002 and 2001 for various inter-company transactions including the management fee and commission payments, SCFCU's remittance of investment advisory fees collected for the Company, and the Company's reimbursement of operating expenditures funded by SCFCU.

5. Advisory to CUFUND

The Company served as the investment advisor to the CUFUND (the Fund), a mutual fund offered exclusively to federal and state chartered credit unions until its termination in April of 2001. Net advisory fees received from the Fund during 2001 were approximately $13,000.

6. Income Taxes

As a limited liability company, the Company is not subject to federal income taxes. The federal income tax liability of a Texas limited liability company flows through to its members. SCFCU, the sole member of the Company, is exempt from federal income taxes under the Federal Credit Union Act.

The Company is subject to Texas Franchise Tax. Franchise tax expense for 2002 and 2001 was $17,076 and $11,912, respectively.

7. Customer Protection, Reserves and Custody of Securities

As an introducing broker-dealer, the Company does not hold funds or securities but clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer; accordingly, it is not subject to the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, which provides for the maintenance by broker-dealer of basic reserves with respect to customers' cash and securities and enumerates standards relating to the physical possession of customer securities, pursuant to paragraph (k)(2)(ii) of such rule.

CUSOURCE, LLC

SUPPLEMENTAL FINANCIAL INFORMATION REQUIRED BY RULE 17a-5 UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE YEAR ENDED DECEMBER 31, 2002

CUSOURCE, LLC
SUPPLEMENTAL FINANCIAL INFORMATION
DECEMBER 31, 2002

A. Computation of Net Capital Under Rule 15c3-1

		Financial Statements* 2002
Net capital:		
Total member's equity	$	2,325,049
Less non-allowable assets:		
Deposits with SCFCU in excess of normal operating balances		1,941,211
Prepaid expenses		16,127
Receivables from SCFCU		27,025
Net capital	$	340,686
Aggregate indebtedness:		
Accounts payable and accrued liabilities	$	172,644
Total aggregate indebtedness	$	172,644

B. Computation of Basic Net Capital Requirement

1. Minimum net capital required (6-2/3% of total aggregate indebtedness)	$	11,509
2. Minimum dollar net capital requirement		50,000
3. Net capital requirement (greater of 1. or 2.)		50,000
4. Excess net capital		290,686
5. Ratio: aggregate indebtedness to net capital		.51 to 1

C. Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3

The Company claims exemption under the provisions of paragraph k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

D. Information for Possession or Control Requirement Under Rule 15c3-3

The Company claims exemption under the provisions of paragraph k(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934.

* There are no differences between the financial statements and Focus report Net Capital Reconciliation.

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
301 Commerce Street
City Center Tower II
Suite 1900
Fort Worth TX 76102-4183
Telephone (817) 810 9998
Facsimile (817) 877 2260
(817) 332 2710

Report of Independent Accountants on Internal Control Required By SEC Rule 17a-5 – Broker/Dealer

To the Sole Member of
CUSOURCE, LLC:

In planning and performing our audit of the financial statements and supplemental schedules of CUSOURCE, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the "SEC"), we have made a study of the practices and procedures followed by the Company, including tests of compliance with such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g), in the following:

1. Making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11);
2. Making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by Rule 17a-13; and
3. Determining compliance with the exemptive provisions of Rule 15c3-3.

Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System; and
2. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3;

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of control and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions

are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of internal control to future periods is subject to the risk that controls may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of the Company's Sole Member, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

PricewaterhouseCoopers LLP

February 20, 2003